

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 30, 2015

Mr. Christopher Crupi
Chief Executive Officer
Paramount Gold Nevada Corp.
665 Anderson Street
Winnemucca, NV 89445

> **Re:** **Paramount Gold Nevada Corp.**
> **Amendment No. 2 to Registration Statement on Form S-1**
> **Filed March 20, 2015**
> **File No. 333-201431**

Dear Mr. Crupi:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our March 4, 2015 letter.

Summary Unaudited Pro Forma Condensed Financial Information, page 9

Historical and Pro Forma Per Share Information, page 10

Historical Data Per Common Share, page 10

1. It appears the amounts presented here for net loss and loss per common share for the six months ended December 31, 2014 differ from the amounts presented in your historical financial statements. Please revise, as appropriate.

Pro Forma Equivalent Per Common Share, page 10

2. Please revise to disclose here pro forma net loss for the periods presented with explanation of how such pro forma amounts were derived.

Business, page 34

3. We partially reissue comment 4. Please revise to provide a more detailed discussion of the costs and effects of compliance with environmental laws, as required by Item 101(h)(xi) of Regulation S-K. In addition, as previously requested, please provide the total number of employees in addition to the number of full time employees, as required by Item 101(h)(xii) of Regulation S-K.

Management, page 40

4. We note the disclosure added in response to comment 6 and your response regarding Mr. Gonzalez-Urien's business background and we partially reissue the comment. Please revise the registration statement to provide the business experience of Mr. Gonzalez-Urien for the past five years, as required by Item 401(e) of Regulation S-K. Please specify the time period during which Mr. Gonzales-Urien has served as a consultant and for Seabridge Gold. In addition, please provide the time period during which Mr. Buffone founded and worked at Mama's Boy Wines.

5. We reissue comment 7. Once known please amend the prospectus to disclose the material terms of the new employment agreements to be entered into before the separation and distribution. In addition, please file the agreements or forms of the agreements as exhibits.

Consolidated Financial Statements

Consolidated Statement of Operations and Comprehensive Loss, pages F-4 and F-19

6. We read your response to comment 11. However, it appears to us that both interest income and interest expense are considered non-operating items since such interest income derived and interest expense incurred are from activities that are not related to the core operations of your business. Accordingly, please revise your statements of operations to exclude those non-operating amounts from the net loss before other items subtotal and instead present them under the other items caption. In addition, please revise the title of the revenue caption to convey that it includes other operating income amounts. For example, you could title it revenue and other operating income. Please revise or advise.

You may contact Raj Rajan at (202) 551-3388 or Rufus Decker at (202) 551-3769 if you have questions regarding comments on the financial statements and related matters. Please contact George K. Schuler, Mining Engineer, at (202) 551-3718 with questions on engineering related comments. Please contact Hillary Daniels at (202) 551-3959 or Pamela Howell at (202) 551-3357 with any other questions.

Sincerely,

/s/ Pamela Howell
for

John Reynolds
Assistant Director

cc: James T. Seery, Esq.
        LeClairRyan